Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-217176 Dated May 1, 2017

Offering Disclosure This presentation has been prepared by Guaranty Bancshares, Inc. (“Guaranty") solely for informational purposes based on its own information, as well as information from public sources. This presentation has been prepared to assist interested parties in making their own evaluation of Guaranty and does not purport to contain all of the information that may be relevant. In all cases, interested parties should conduct their own investigation and analysis of Guaranty and the data set forth in this presentation and other information provided by or on behalf of Guaranty. This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities of Guaranty by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of the securities of Guaranty or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of Guaranty after the date hereof. Certain of the information contained herein may be derived from information provided by industry sources. Guaranty believes that such information is accurate and that the sources from which it has been obtained are reliable. Guaranty cannot guarantee the accuracy of such information, however, and has not independently verified such information. From time to time, Guaranty may make forward-looking statements that reflect Guaranty’s views with respect to, among other things, future events and financial performance. Words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of those words or other comparable words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Guaranty’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Guaranty’s control. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict, including those risks described under the heading “Risk Factors” in the Company’s registration statement on Form S-1, filed with the Securities and Exchange Commission. Although Guaranty believes that the expectations reflected in such forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the expected results expressed or implied by such forward-looking statements. Unless otherwise required by law, Guaranty also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in this presentation. This presentation includes certain non-GAAP financial measures intended to supplement, not substitute for, comparable GAAP measures. Reconciliations of certain non-GAAP financial measures are provided in this presentation. Guaranty has filed a registration statement (including a prospectus), which is preliminary and subject to completion, with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents that Guaranty has filed with the Securities and Exchange Commission for more complete information about Guaranty and the offering. You may get these documents for free by visiting Edgar on the SEC web site at www.sec.gov. Alternatively, Guaranty, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Sandler O’Neill + Partners, L.P. at toll-free 1-866-805-4128 or by emailing syndicate@sandleroneill.com or Stephens Inc. at toll-free 1-800-643-9691 or by emailing prospectus@stephens.com.

Offering Summary Issuer: Guaranty Bancshares, Inc. Proposed Exchange / Ticker: NASDAQ / “GNTY” Offering Size: 2.0 million shares or $54.0 million at the midpoint Filing Range: $26.00 – $28.00 Offering Structure: 100% Primary Overallotment: 15% / 100% Primary Lock-Up: 180 days Use of Proceeds: Further implement expansion strategy, repay corporate debt, and for general corporate purposes Sole Book-Running Manager: Sandler O’Neill + Partners, L.P. Co-Manager: Stephens Inc.

Respected Texas banking franchise with over a 100-year legacy that started in East Texas Ranked in the top 3 by deposit market share in 7 of the 11 East Texas counties in which we operate¹ Currently focused on growing presence in high-growth markets in the Dallas / Fort Worth metroplex and the Central Texas region Experienced leadership with strong reputation Management has over 277 years of combined Texas banking experience Demonstrated success in acquisitions and de novo branching Successful acquirer proven by three whole-bank acquisitions and one branch purchase since 2013 Successful de novo branching proven by six de novo locations since 2013 Scalable platform with ability to increase profitability in recently established markets Strong credit culture Non-performing assets / assets of 0.33% as of December 31, 2016 Investment Highlights 1 Source: FDIC; Data as of June 30, 2016

Guaranty Bancshares, Inc. Executive Management Ty Abston Chairman of the Board, Chief Executive Officer 30 years in banking Years at Guaranty: 20 University of North Texas (BBA) Texas A&M University – Texarkana (MBA) Kirk Lee President 34 years in banking Years at Guaranty: 25 Ouachita Baptist University (BBA) Cappy Payne Senior EVP, Chief Financial Officer, Director 34 years in banking Years at Guaranty: 34 Baylor University (BBA) CPA Guaranty Bank & Trust Executive Management Chuck Cowell – Vice Chairman Martin Bell – EVP & Chief Operating Officer Randy Kucera – EVP & General Counsel Danny Muskrat – EVP & Chief Information Officer Robin Sharp – EVP Hal Lower – EVP Board of Directors Experienced and well-connected board of directors Insider Ownership Directors, officers and employees own or represent 37.8% of common stock as of December 31, 2016, including 15.1% of shares owned by the employee 401(k) plan No selling shareholders – certain directors and members of the management team are buyers in the offering Deep and Experienced Leadership

Outside Board of Directors RICKY BAKER – KRB Investments, LLC JIM BUNCH– President & CEO BWI, Inc. JOHNNY CONROY – Investments BRAD DRAKE – President Lamar Fabrication CHRIS ELLIOTT – President Elliott Auto Group CARL JOHNSON, JR. – Principal Baker & Johnson, CPA WELDON MILLER – President Everybody’s Furniture BILL PRIEFERT – Chairman & CEO Priefert Manufacturing, Inc. ART SCHARLACH – Investments

Financial Highlights¹ Balance Sheet (Dollars in millions) Total Assets $1,828 Total Loans, Including Held for Sale $1,248 Total Deposits $1,577 Total Tangible Equity² $120 Tang. Common Equity / Tang. Assets² 6.64% Asset Quality NPAs / Assets 0.33% NPLs / Loans 0.35% Allowance / NPLs 260.5% Allowance / Loans 0.92% Net Charge Off Ratio 0.12% Profitability LTM ROAA 0.68% 2017Q1 ROAA 0.75% - 0.77% LTM ROAE 8.34% 2017Q1 ROAE 9.71% - 9.73% LTM Net Interest Margin 3.27% LTM Efficiency Ratio 69.46% 100+ years of successful operating history 26 banking locations in 18 Texas communities Focused on small- and medium-sized businesses, professionals, executives and medical offices Headquartered in Mount Pleasant, Texas with additional corporate offices in Dallas and Bryan, Texas Company Snapshot Mission Statement: To continually improve the financial well-being of our customers and shareholders 1 Financial data as of or for the 12 months ended December 31, 2016, unless otherwise noted 2 Non-GAAP reconciliation in Appendix on page 24

Successful Strategy Execution Five years ago, our management team and board developed a comprehensive strategic plan to serve as a growth blueprint for our Company. Key elements of the plan, which we have successfully executed included: Core banking conversion to Fiserv to accommodate future growth Expansion into high-growth regions of Texas Relocation of certain corporate departments to Dallas to better attract talent Relocation of executive management into our new growth regions Diversify the franchise through strategic acquisitions and de novo banking locations, while maintaining liquidity and fair value for our shareholders Another key element of our strategic plan was to become a public company.

(Dollars in thousands) Demonstrated Asset Growth Source: S&P Global Market Intelligence - SNL Ty Abston named President & CEO Entered Bryan / College Station market Entered Dallas / Fort Worth metroplex

Recent Franchise Expansion

Smaller communities served by forestry, manufacturing, government, education, healthcare and oil services related industries Job growth from 2004-2014 was 9.8%, compared to 5.5% nationally The region provides a lower cost of labor for economic development. The mean annual wage for all occupations in the Northeast Texas Workforce Development Area in the second quarter of 2016 was $37,076, compared to $52,000 in Texas and $51,428 nationally Guaranty’s current and historical presence in East Texas ensures a stable deposit base East Texas Sources: Texas Comptroller of Public Accounts, Texas Workforce Commission, US Census Bureau Institutions Headquartered in Market

1 US Census Bureau data as of 2015 2 US Census Bureau data as of July 2015 Sources: US Census Bureau, US Bureau of Labor Statistics as of 2016, Dallas Economic Development Guide as of 2016 Dallas / Fort Worth Metroplex 2nd fastest growing metropolitan area in the United States, adding almost 400 new residents per day between 2014 and 2015¹ 4th most populous metropolitan area in the United States² Unemployment rate in 2016 was 3.7%, compared to 4.5% nationally Annual job growth rate in 2016 was 2.7%, compared to 1.5% nationally Headquarters to 20 Fortune 500 and 39 Fortune 1000 companies Institutions Headquartered in Market

Source: US Census Bureau College Station is home to Texas A&M University, the largest institution of higher learning in the state of Texas Unemployment rate in December 2016 was 3.4%, compared to 4.6% in Texas and 4.7% nationally 42.6% of residents over age 25 had a bachelor’s degree or higher in 2015, compared to 29.8% nationally Cognizant, a Fortune 500 technology company, relocated in 2013 from New Jersey to College Station Bryan / College Station Institutions Headquartered in Market

Organic Growth Supplemented with Acquisitions Loan Growth Over Time (Dollars in thousands) Deposit Growth Over Time (Dollars in thousands) Acquired Loans (in year acquired) Organic Growth

Interest Bearing Demand Deposit (18.3) Money Market (31.8) Noninterest Bearing Demand Deposit (22.5) Agriculture (1.5) Farmland (5.0) Multi-Family Residential (2.1) Consumer (4.3) Diverse Loan Portfolio & Attractive Deposit Franchise Certificates of Deposit (23.4) Savings (4.0) Construction & Development (10.4) 1-4 Family Residential (29.2) Commercial Real Estate (29.5) Commercial & Industrial (18.0) Loan Composition1 (%) 1 Data as of December 31, 2016 Deposit Composition1 (%)

Guaranty Bank & Trust, N.A. vs. Peer Groups *Defined as all banks between $1.0 billion and $3.0 billion in assets located in the Dallas / Fort Worth metroplex, East and Central Texas regions **Defined as all banks between $1.0 billion and $3.0 billion in assets, nationally Disciplined Credit & Risk Culture Source: S&P Global Market Intelligence - SNL

Meaningful Growth CAGR = 12.0% Adjusted Earnings² (Dollars in millions) CAGR = 13.3% Total Deposits (Dollars in millions) CAGR = 12.1% Total Loans¹ (Dollars in millions) Total Assets (Dollars in millions) CAGR = 18.3% 1 Total loans include loans held for sale 2 Adjusted earnings defined as pre-tax, pre-provision net earnings as illustrated on page 23

Solid Capital Position 1 Gross proceeds are assumed to be $54.0 million; Does not include the sale of any shares pursuant to the overallotment 2 Risk weighting on net proceeds assumed to be 20%

Net Income and Profitability Q1 2017 estimated net income range: $3.4 million to $3.6 million compared to $2.7 million year-over-year for the same period, which represents 25.9% to 33.3% growth in net income The increase in net income is primarily attributable to net interest income growth of $1.4 million, or 11.2%, driven by loan growth and net interest margin improvement from 3.21% for Q1 2016 to 3.34% for Q1 2017. The increase in net interest income was partially offset by an increase in non-interest expense of $554,000, or 4.8% ROAA of 0.75% - 0.77% for the quarter ROAE of 9.71% - 9.73% for the quarter Balance Sheet Growth (as of March 31, 2017) Total loans, excluding loans held for sale, of $1.25 billion, a $111.1 million or 9.7% increase from March 31, 2016. Balance sheet growth is primarily driven by loan growth of $66.8 million in our Dallas / Fort Worth market, $39.4 million in our Bryan / College Station market and $4.9 million in our East Texas market Total deposits of $1.67 billion, a $148.5 million or 9.8% increase from March 31, 2016. Our deposit growth was driven by an increase of $62.9 million in our Dallas / Fort Worth market, an increase of $52.7 million in our Bryan / College Station market and an increase of $32.9 million in our East Texas market Recent Developments

Culture & Employee Ownership What forces are driving our culture? “The secret sauce behind every great company is always the same. It’s their culture. Our employees are owners and proud advocates of our brand and our culture. They provide the highest level of service and have an interest in good shareholder returns. Director, officer and employee ownership is 37.8% of our common stock, of which 15.1% is owned by our employee 401(k) plan All prospective employees and board members receive a copy of our book “The Guaranty Culture,” which defines who we are, how we act and how we do business Strong commitment to community outreach and volunteerism For 8 Straight Years as published in

Respected Texas banking franchise with over a 100-year legacy that started in East Texas Currently focused on growing presence in high-growth markets in the Dallas / Fort Worth metroplex and the Central Texas region Experienced leadership with strong reputation Demonstrated success in acquisitions and de novo branching Scalable platform with ability to increase profitability in recently established markets Strong credit culture Summary

Appendix

Reconciliation of Adjusted Earnings CAGR: 12.0%

Reconciliation of Non-GAAP Measures